bluShift Aerospace, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Unaudited

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10001 Bangor Savings - Checking	31,771.30
Total Bank Accounts	**31,771.30**
Total Current Assets	**31,771.30**
Fixed Assets	
15100 Leasehold Improvement	12,674.26
18000 Accumulated Depreciation	-2,746.00
Total Fixed Assets	**9,928.26**
Other Assets	
19000 Security Deposit	858.00
Total Other Assets	**858.00**
TOTAL ASSETS	**$42,557.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21000 Credit Cards	
21100 Middlesex Cr Card at Elan -4193	18,511.55
21200 Capital One CC	9,908.69
Total 21000 Credit Cards	**28,420.24**
Total Credit Cards	**28,420.24**
Other Current Liabilities	
23000 Other Current Liabilites	
23200 Payroll Liabilities	11,259.29
Total 23000 Other Current Liabilites	**11,259.29**
25000 Related Party Debt	
25100 Rel. Party Loan - altE	161,122.29
25200 Shareholder Loan	146,400.49
Total 25000 Related Party Debt	**307,522.78**
Total Other Current Liabilities	**318,782.07**
Total Current Liabilities	**347,202.31**
Long-Term Liabilities	
28000 External Debt	
28100 MTI Note 2020	99,981.00
28200 MTI Note 2021-2022	300,000.00
Total 28000 External Debt	**399,981.00**

	Total
29000 SAFE Note Payable	
29100 2021 SAFE Notes	781,359.00
29200 2022 WeFunder SAFE Note	458,225.36
29300 2023 WeFunder SAFE Note	135,173.76
29400 2023 Capitalize Funding	92,050.00
Total 29000 SAFE Note Payable	**1,466,808.12**
Total Long-Term Liabilities	**1,866,789.12**
Total Liabilities	**2,213,991.43**
Equity	
30100 Common Stock	1,000.00
30200 Add'l Paid in Capital	164,645.66
30300 RSA	7,579.39
32000 Retained Earnings	-2,010,648.14
Net Income	-334,010.78
Total Equity	**-2,171,433.87**
TOTAL LIABILITIES AND EQUITY	**$42,557.56**

Profit and Loss

January - December 2023

	Total
INCOME	
47000 Sales	
47900 Product & Merchandise Sales	5,943.36
Total 47000 Sales	**5,943.36**
Total Income	**5,943.36**
COST OF GOODS SOLD	
51000 Cost of Goods Sold	
51500 COGS Materials	-17,062.54
Total 51000 Cost of Goods Sold	**-17,062.54**
Total Cost of Goods Sold	**-17,062.54**
GROSS PROFIT	**23,005.90**
EXPENSES	
67000 Research & Development	
67100 R&D Employee Expenses	0.00
67110 R&D Salaries & Wages	379,672.10
Total 67100 R&D Employee Expenses	**379,672.10**
67300 R&D Freight	30.64
67400 Test Site Materials	13,265.03
67450 Equipment Rental	6,211.17
67500 R&D Consultants	40,132.57
67600 R&D Services	21,881.06
67700 Test Consumable	3,416.16
67800 R&D Software	83,653.42
67900 R&D Materials & Supplies	193,169.54
Total 67000 Research & Development	**741,431.69**
S, G & A	
60000 Employee Payroll	
60100 Salaries & Wages	169,783.53
60200 PTO Salaries	6,921.56
60300 Payroll Taxes	43,793.41
60350 Unemployment Insurance	5,006.54
60400 Payroll Processing Fees	1,897.98
60700 Worker's Compensation	1,297.01
60800 Employee Benefits	11,476.75
60850 Employee Reimbursements	4,617.56
Total 60000 Employee Payroll	**244,794.34**
61500 Subcontractor Expense	714.81
61600 Office Supplies & Expenses	2,438.67
61610 Postage & Shipping	575.30
Total 61600 Office Supplies & Expenses	**3,013.97**

	Total
61700 Computer and Internet Expenses	
61710 Website	1,314.54
61730 Software & Subscriptions	18,763.97
61750 Computer Supplies	198.23
Total 61700 Computer and Internet Expenses	**20,276.74**
63000 Marketing & Adverting Expenses	
63200 Marketing Consultant	3,750.61
63400 Advertising	341.49
63500 Public Relations	3,990.00
63600 Marketing Other	16,271.96
Total 63000 Marketing & Adverting Expenses	**24,354.06**
64100 Professional Fees	
64120 Finance	30,683.93
64130 Legal Fees	8,564.69
64140 IT Services	9,536.74
Total 64100 Professional Fees	**48,785.36**
64200 Licenses & Permits	
64210 Certifications & Filings	2,270.00
64211 Taxes & Fees	837.00
Total 64200 Licenses & Permits	**3,107.00**
64300 SGA Meals and Entertainment	2,735.37
64400 Dues & Licenses	591.94
64500 Insurance	570.88
64600 Vehicle Expense	137.23
65000 Rent Expense	88,053.28
65100 Utilities	7,326.48
66000 Travel Expense	
66100 SGA Transportation	9,420.25
66200 SGA Lodging	4,707.65
66300 SGA Travel Meals	131.32
Total 66000 Travel Expense	**14,259.22**
68000 Bank Charges	191.82
68010 Stripe Fees	187.37
Total 68000 Bank Charges	**379.19**
69700 Depreciation Expense	845.00
Total S, G & A	**459,944.87**
Total Expenses	**1,201,376.56**
NET OPERATING INCOME	**-1,178,370.66**
OTHER INCOME	
41000 Grant Income	29,422.05
41150 SpaceForce Grant	825,000.00
Total 41000 Grant Income	**854,422.05**

	Total
70200 Credit Card Cash Back	2,153.20
Total Other Income	**856,575.25**
OTHER EXPENSES	
80100 Interest Expense	12,215.37
Total Other Expenses	**12,215.37**
NET OTHER INCOME	**844,359.88**
NET INCOME	**$ -334,010.78**

bluShift Aerospace, Inc.

Statement of Cash Flows

January-December, 2023

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-347,843.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	0.00
14000 Payroll Asset	0.00
21100 Credit Cards:Middlesex Cr Card at Elan -4193	12,433.98
21200 Credit Cards:Capital One CC	2,580.54
23200 Other Current Liabilites:Payroll Liabilities	497.31
23210 Other Current Liabilites:Payroll Liabilities:Direct Deposit Liabilities	0.00
25100 Related Party Debt:Rel. Party Loan - altE	54,028.36
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$69,540.19**
Net cash provided by operating activities	**-$278,302.83**
INVESTING ACTIVITIES	
18000 Accumulated Depreciation	845.00
Net cash provided by investing activities	**$845.00**
FINANCING ACTIVITIES	
29300 SAFE Note Payable:2023 WeFunder SAFE Note	140,806.00
29400 SAFE Note Payable:2023 Capitalize Funding	100,250.00
30300 RSA	7,579.39
Net cash provided by financing activities	**$248,635.39**
NET CASH INCREASE FOR PERIOD	**-$28,822.44**
Cash at beginning of period	**$60,593.74**
CASH AT END OF PERIOD	**$31,771.30**

bluShift Aerospace, Inc.
Statement of Changes in Equity

Accounts	2023
Opening balance of stockholders' deficit, January 1	$(1,687,353)
Net loss	(334,011)
Issuance of restricted stock (RSA)	7,579
Increase (decrease) in additional paid-in capital	(30,000)
Adjustment to opening accumulated deficit	(127,649)
Closing balance of stockholders' deficit, December 31	$(2,171,434)

Supporting detail by equity component, 2023

Accounts	Common stock	Additional paid-in capital	RSA	Accumulated deficit	Total
Balance, January 1, 2023	$1,000	$194,646		$(1,882,999)	$(1,687,353)
Reversal of APIC increase		(30,000)			(30,000)
Opening deficit adjustment				(127,649)	(127,649)
Issuance of restricted stock			7,579		7,579
Net loss				(334,011)	(334,011)
Balance, December 31, 2023	$1,000	$164,646	$7,579	$(2,344,659)	$(2,171,434)

Unaudited

bluShift Aerospace, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

bluShift Aerospace, Inc. (the “Company”) is a corporation organized on October 10, 2014 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.